                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                                TEKTRONIX, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   879131100
                         -----------------------------
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                              65 East 55th Street
                           New York, New York  10022
                                 (212) 872-1000
       -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 6, 1994
                    ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)


                         Continued on following page(s)
                               Page 1 of 24 Pages
                            Exhibit Index:  Page 19



- -----------------------------

* Initial filing with respect to Quantum Industrial Partners LDC, QIH Management Investor, L.P. and QIH Management, Inc.

                                  SCHEDULE 13D

CUSIP NO. 879131100                                           PAGE 2 OF 24 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                             a.  / /
                                             b.  /x/

3        SEC Use Only

4        Source of Funds*

                 WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Cayman Islands

                       7       Sole Voting Power
  Number of                           0
   Shares
Beneficially           8       Shared Voting Power
  Owned By                            0
    Each
  Reporting            9       Sole Dispositive Power
   Person                             0
    With
                       10      Shared Dispositive Power
                                      0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      1,869,200

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                      / /

13       Percent of Class Represented By Amount in Row (11)

                                      6.2%

14       Type of Reporting Person*

         IC, OO

                                  SCHEDULE 13D

CUSIP NO. 879131100                                           PAGE 3 OF 24 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                             a.  / /
                                             b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                        7       Sole Voting Power
  Number of                            0
   Shares
Beneficially            8       Shared Voting Power
  Owned By                             1,869,200
    Each
  Reporting             9       Sole Dispositive Power
   Person                              0
    With
                        10      Shared Dispositive Power
                                       1,869,200

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                       1,869,200

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       / /

13       Percent of Class Represented By Amount in Row (11)

                                       6.2%

14       Type of Reporting Person*

         IA; PN

                                  SCHEDULE 13D

CUSIP No. 879131100                                           Page 4 of 24 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                             a.  / /
                                             b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                        7       Sole Voting Power
  Number of                            0
   Shares
Beneficially            8       Shared Voting Power
  Owned By                             1,869,200
    Each
  Reporting             9       Sole Dispositive Power
   Person                              0
    With
                        10      Shared Dispositive Power
                                       1,869,200

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                       1,869,200

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       / /

13       Percent of Class Represented By Amount in Row (11)
                                       6.2%

14       Type of Reporting Person*

         CO

                                  SCHEDULE 13D

CUSIP NO. 879131100                                           PAGE 5 OF 24 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 GEORGE SOROS

2        Check the Appropriate Box If a Member of a Group*
                                             a.  / /
                                             b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF, PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                        7       Sole Voting Power
  Number of                            1,560,150
   Shares
Beneficially            8       Shared Voting Power
  Owned By                             1,869,200
    Each
  Reporting             9       Sole Dispositive Power
   Person                              1,560,150
    With
                        10      Shared Dispositive Power
                                       1,869,200

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                       3,429,350

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       / /

13       Percent of Class Represented By Amount in Row (11)

                                       11.3%

14       Type of Reporting Person*

         IA; IN

                                  SCHEDULE 13D

CUSIP NO. 879131100                                           PAGE 6 OF 24 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 PURNENDU CHATTERJEE

2        Check the Appropriate Box If a Member of a Group*
                                             a.  / /
                                             b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF, PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) /x/

6        Citizenship or Place of Organization

                 United States

                        7       Sole Voting Power
  Number of                             777,750
   Shares
Beneficially            8       Shared Voting Power
  Owned By                            1,869,200
    Each
  Reporting             9       Sole Dispositive Power
   Person                               777,750
    With
                        10      Shared Dispositive Power
                                      1,869,200

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                       2,646,950

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       / /

13       Percent of Class Represented By Amount in Row (11)
                                       8.7%

14       Type of Reporting Person*

         IA; IN

         This Amendment No. 9 to Schedule 13D relates to the Shares (the "Shares") of Common Stock, no par value, issued by Tektronix, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 14150 S.W. Karl Braun Drive, Beaverton, Oregon 97077. This Amendment No. 9 further amends the initial statement on Schedule 13D filed on March 13, 1992 (the "Initial Statement") and is being filed to report a recent transfer of Shares previously acquired by one of the Reporting Persons for the account of one of its institutional clients to a newly-formed institutional client managed by a newly-formed affiliate of such Reporting Person. This statement constitutes an initial statement for the newly-formed entities, as more fully set forth herein.

         This Amendment No. 9 contains information that has previously been reported in the Initial Statement and prior amendments thereto, because this Amendment No. 9 is the first such amendment to be filed by the Reporting Persons through EDGAR.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed on behalf of:

         (1) Quantum Industrial Partners LDC, a Cayman Islands limited duration company ("QI Partners");

         (2) QIH Management Investor, L.P., an investment advisory firm organized as a Delaware limited partnership ("QIHMI");

         (3) QIH Management, Inc., a Delaware corporation and sole general partner of QIHMI;

         (4) Mr. George Soros in his personal capacity and in his capacity as sole shareholder of QIH Management, Inc., the sole general partner of QIHMI ("Mr. Soros"); and

         (5) Mr. Purnendu Chatterjee ("Mr. Chatterjee") in his personal capacity, in his capacity as Sub-Advisor to QI Partners and in his capacity as sole general partner of Chatterjee Fund Management, L.P. which is the sole general partner of Winston Partners, L.P. ("Winston")

(the "Reporting Persons").

                             The Reporting Persons

Quantum Industrial Partners LDC

         This statement relates to Shares originally acquired at the direction of Soros Fund Management ("SFM") for the account of Quantum Fund N.V. ("Quantum Fund"), a mutual fund principally engaged in investment and trading in securities and other assets. As of August 1, 1993, Quantum Fund's entire position in the issue was transferred to a newly-formed operating subsidiary, Quantum Partners LDC, a Cayman Islands limited duration company ("Quantum Partners" and together with Quantum Fund, "Quantum"). As of April 6, 1994, all of the Shares held for the account of Quantum Partners were transferred to QI Partners, a newly-formed Cayman Islands limited duration company of which a majority of the outstanding shares are held by Quantum Industrial Holdings Limited, a newly-formed British Virgin Islands international business company ("Quantum Industrial" and together with QI Partners, the "Quantum Industrial Entities"). The principal business of QI Partners is investment in securities. The principal business of Quantum Industrial is investment and trading in securities and other assets, both directly and indirectly through its investment in QI Partners. The principal office of the Quantum Industrial Entities is located at Kaya Flamboyan 9, Curacao, Netherlands Antilles. Current information concerning the identity and background of the directors and officers of the Quantum Industrial Entities is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

         During the past five years, neither of the QI Industrial Entities has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which any one of them has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

QIHMI, QIH Management, Inc. and Mr. Soros

         QIHMI, a Delaware limited partnership and an affiliate of SFM, holds the remaining outstanding shares of, and, pursuant to the constituent documents of QI Partners, is vested with investment discretion with respect to the portfolio assets held for the account of, QI Partners. However, any proposed investment in excess of $30 million is subject to the approval of the investment advisory committee of QI Partners, currently comprised of two individuals, Mr. Kenneth G. Langone and Mr. Paul Soros. QIHMI, by reason of such investment discretion, may be considered a beneficial owner of securities held by QI Partners (including the Shares) for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "1934 Act").

         The principal business of QIHMI is to provide management and advisory services to, and to invest in, QI Partners. The sole business of QIH Management, Inc., of which Mr. Soros is the sole shareholder, is to serve as the sole general partner of QIHMI. QIH Management, Inc., as the sole general partner of QIHMI, and Mr. Soros, as the sole shareholder of QIH Management, Inc., a Delaware corporation and the sole general partner of QIHMI, may also be deemed a beneficial owner of securities held by QI Partners (including the Shares) for purposes of Section 13(d) of the 1934 Act. QIHMI has the authority to delegate portions of the investment program of QI Partners to sub-advisors. QIHMI and QIH Management, Inc. have their principal offices at 888 Seventh Avenue, New York, New York 10106.

         Mr. Soros is the sole shareholder and the person ultimately in control of QIH Management, Inc. The principal occupation of Mr. Soros is his direction of the activities of QIH and SFM which is carried out at their principal offices located at 888 Seventh Avenue, New York, New York 10106.

         During the past five years, none of QIHMI, QIH Management, Inc. nor Mr. Soros has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which any one of them has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Current information concerning the identity and background of the directors and officers of QIH Management, Inc. is set forth in Annex B hereto, which is incorporated herein by reference. Current information concerning the identity and background of the Managing Directors is set forth in Annex C hereto, which is incorporated herein by reference.

Winston, Chatterjee Fund Management and Mr. Chatterjee

         Winston is a private investment fund principally engaged in investments in securities and other investments. The principal office of Winston is located at 888 Seventh Avenue, New York New York, 10106. During the past five years, Winston has not been: (a) convicted in a criminal proceeding; or (b) a party to any civil proceeding as a result of which either has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         The sole business purpose of Chatterjee Fund Management, L.P. is to serve as the sole general partner of Winston. The principal office of Chatterjee Fund Management, L.P. is located at 888 Seventh Avenue, New York, New York 10106. During the past five years, Chatterjee Fund Management, L.P. has not been: (a) convicted in a criminal proceeding; or (b) a party to any civil proceeding as a result of which either has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         The principal occupation of Mr. Purnendu Chatterjee, a United States citizen, is as an investment manager. Mr. Chatterjee is the sole general partner of Chatterjee Fund Management, L.P., the sole general partner of Winston. The business address where Mr. Chatterjee conducts his business activities is 888 Seventh Avenue, New York, New York 10106.

         On January 13, 1993, the Securities and Exchange Commission (the "Commission") filed a civil complaint in the United States District Court for the District of Massachusetts against certain defendants, including Mr. Chatterjee, wherein the Commission alleged that Mr. Chatterjee engaged in conduct in violation of, or aided and abetted certain alleged violations of, Sections 10(b) and 14(e) of the 1934 Act and certain rules promulgated thereunder. Mr. Chatterjee settled the Commission's action on the same date it was filed without admitting or denying the allegations of the complaint. Mr. Chatterjee consented to the entry of a Final Judgment restraining and enjoining him from, inter alia, violating, or aiding and abetting violations of, Sections 10(b) and 14(e) of the 1934 Act and the rules promulgated thereunder. Mr. Chatterjee also agreed to pay a civil penalty of $643,855. During the past five years, Mr. Chatterjee, has not been convicted in any criminal proceeding.

         Pursuant to regulations promulgated under Section 13(d) of the 1934 Act, Mr. Chatterjee, as the sole general partner of Chatterjee Fund Management, L.P. and the person ultimately in control of Winston, and Chatterjee Fund Management, L.P. (as sole general partner of Winston) may be deemed a "beneficial owner" of securities, including the Shares, held by Winston.

         Effective as of April 6, 1994, Mr. Chatterjee was appointed by QIHMI as a sub-advisor of QI Partners with respect to the Shares of the Issuer currently reported as being held for the account of QI Partners. Pursuant to the regulations promulgated under Section 13(d) of the 1934 Act, Mr. Chatterjee as a sub-advisor of QI Partners with respect to the Shares held for the account of QI Partners may be deemed a "beneficial owner" of such Shares.

         Mr. Chatterjee has also provided advice to Mr. Soros relating to his personal investment in Shares.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Shares were transferred by Quantum Partners to QI Partners at an aggregate price equal to $57,010,600.00, in exchange for shares of QI Partners, which were issued as part of the "Quantum Industrial Distribution" (as described in Item 6 hereof).

        Quantum and Mr. Soros purchased the Shares through, and QI Partners holds them in, margin accounts maintained for each of them with Arnhold and S. Bleichroeder, Inc., which extends margin credit to Quantum, QI Partners and Mr. Soros as well as to Winston and Mr. Chatterjee as and when required to open or carry positions in their respective margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. The positions held in the margin accounts, including the Shares, may from time to time be pledged as collateral security for the repayment of debit balances in the account.

ITEM 4.  PURPOSE OF TRANSACTION.

        During 1992, Mr. Chatterjee communicated with the Board of Directors of the Issuer (the "Board") on several occasions in his capacity as a shareholder of the Issuer. Communications with the Board took the form of constructive proposals for improving the Issuer's financial prospects. By a letter dated August

14, 1992 addressed to Mr. Jerome J. Meyer ("Mr. Meyer"), Chairman and Chief Executive Officer of the Issuer (attached as Exhibit A to Amendment No. 5 to the Initial Statement), Mr. Chatterjee proposed an expansion of the Issuer's Board following the 1992 Annual Meeting of Stockholders and sought to establish a procedure for adding three independent persons to the Board. Mr. Meyer, by letter dated August 18, 1992, communicated to Mr. Chatterjee that the Issuer's Board would consider Mr. Chatterjee's proposals in the normal course on a schedule that would not conflict with the Issuer's Annual Meeting. Mr. Chatterjee replied, by letter dated August 20, 1992, asking whether the Chairman was supportive of Mr. Chatterjee's proposal and could commit to a specific schedule to act on it.

On September 17, 1992, Mr. Chatterjee sent a letter to Mr. Meyer, demanding on behalf of Quantum Fund, Mr. Soros and himself (the "Original Reporting Persons"), that the Issuer call a Special Meeting of Shareholders to be held on October 29, 1992 for the purpose of expanding the Issuer's Board, electing as Directors additional candidates proposed by the shareholders and limiting the power of the Board to amend the Issuer's By-laws. The letter informed Mr. Meyer that the Original Reporting Persons had concluded that their pending proposals to restructure the Board were not receiving full and fair consideration from management and, therefore, should be considered directly by the shareholders (a copy of such letter was attached as Exhibit A to Amendment No. 6 to the Initial Statement).

         On November 11, 1992, the Original Reporting Persons entered into an agreement with the Issuer (the "Agreement"). The Agreement provides for the election to the Issuer's Board of Directors of two individuals identified in the Agreement (neither of whom is associated with the Issuer or the Original Reporting Persons) and for the inclusion of the newly appointed directors (or other nominees mutually acceptable to the Issuer and the Original Reporting Persons) in management's slate of nominees at the next annual meeting of the Issuer's shareholders. Pursuant to the Agreement, the Original Reporting Persons have withdrawn their demand for the Special Meeting of Shareholders that was to be held for the purpose of, among other things, adding additional members to the Issuer's Board of Directors, and the litigation between the Issuer and the Original Reporting Persons has been settled.

         The Agreement also provides that until March 15, 1994, the Original Reporting Persons will not acquire beneficial ownership of more than 14.9% of the outstanding Shares; will vote in favor of management's slate of directors, provided that it conforms with certain requirements as to composition specified in the Agreement; and will not solicit proxies or engage in certain other enumerated transactions and activities affecting the Issuer. (A copy of the Agreement was attached to Amendment No. 7 to the Initial Statement as Exhibit G.)

         QI Partners acquired the Shares from Quantum Partners as part of the Quantum Industrial Distribution. None of the Reporting Persons has any plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of Shares beneficially owned by the Reporting Persons is 4,207,100 (approximately 13.9% of the total number of Shares outstanding).

                 i) QI Partners is the beneficial owner of 1,869,200 (approximately 6.2% of the total number of Shares outstanding).

                 ii) QIHMI, by reason of the investment authority it shares with Mr. Chatterjee with respect to the Shares, may be deemed the beneficial owner of the 1,869,200 Shares held by QI Partners.

                 iii) QIHMI Management, Inc. as the sole general partner of QIHMI may be deemed a beneficial owner of the 1,869,200 Shares held by QI Partners.

                 iv) Mr. Soros may be deemed the beneficial owner of 3,429,350 Shares (approximately 11.3% of the total number of Shares outstanding). This number consist of (a) 1,560,150 Shares owned directly by Mr.

Soros, and (b) 1,869,200 Shares owned by QI Partners of which Mr. Soros, as sole shareholder of QIH Management, Inc., may be considered a beneficial owner.

                 v) Mr. Chatterjee may be deemed the beneficial owner of 2,646,950 Shares (approximately 8.7% of the total number of Shares outstanding). This number includes (a) 58,500 Shares owned directly by Mr. Chatterjee; (b) 719,250 Shares owned by Winston and (c) the 1,869,200 Shares owned by QI Partners.

         (b) The power to direct the disposition and voting of the 1,869,200 Shares presently owned by QI Partners is shared by QIHMI and Mr. Chatterjee. Mr. Soros has the sole power to direct the disposition and voting of the 1,560,150 Shares he owns personally. Mr. Chatterjee has the sole power to direct the disposition and voting of the 58,500 Shares he owns personally and the 719,250 owned by Winston.

         (c) Except for the transfer of Shares previously held by Quantum Partners to QI Partners, there have been no transactions with respect to the Shares since February 14, 1994, 60 days prior to the date hereof, by any of the Reporting Persons.

         (d) The shareholders of the Quantum Industrial Entities have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by the Quantum Industrial Entities (including the Shares) in accordance with their share ownership interests in the respective Quantum Industrial Entities. The partners of Winston have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by Winston (including the Shares) in accordance with their partnership interests in Winston.

         (e) As of August 1, 1993, Quantum Fund ceased to be a "beneficial owner" of Shares within the meaning of Section 13(d) of the 1934 Act, although it continued to have an indirect interest therein through its ownership of shares in Quantum Partners. On April 6, 1994, Quantum Partners and SFM ceased to be "beneficial owners" of Shares within the meaning of Section 13(d) of the 1934 Act.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On April 6, 1994, Quantum Fund, the principal shareholder of Quantum Partners, and three other investment funds managed by SFM (collectively, the "Quantum Group of Funds"), paid distributions to their respective shareholders (the "Quantum Industrial Distribution"). Such shareholders were given the option of receiving their distribution either in cash, in shares of Quantum Industrial or in shares of another new fund. In connection with the Quantum Industrial Distribution, Quantum Partners transferred to QI Partners various portfolio positions, including the Shares, identified by SFM as being suitable for the investment program to be conducted by QI Partners in exchange for shares of QI Partners. Such shares of QI Partners were simultaneously exchanged by Quantum Partners for shares of Quantum Industrial, and such shares of Quantum Industrial were among those distributed by the Quantum Group of Funds to those of its shareholders who had elected to receive such shares in lieu of a cash distribution.

         Except as otherwise indicated in this statement, the Reporting Persons do not have any contracts, arrangements, understanding or relationships with respect to any securities of this Issuer.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

         (A) Joint Filing Agreement, dated as of March 13, 1992, by and among Quantum Fund N.V. and Mr. George Soros and Mr. Purnendu Chatterjee. (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

         (B) Power of Attorney dated March 13, 1992 granted by Quantum Fund N.V. in favor of Mr. George Soros, Mr. Gary S. Gladstein and Mr. Sean C. Warren (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

         (C) Power of Attorney dated December 11, 1991 granted by George Soros in favor of Mr. Sean C. Warren (filed as Exhibit C the Initial Statement 13D and incorporated herein by reference).

         (D) Letter, dated August 14, 1992 from Mr. Purnendu Chatterjee to Mr. Jerome J. Meyer ("Mr. Meyer"), Chairman of the Board of Directors and Chief Executive Officer of Tektronix, Inc. (filed as Exhibit A to Amendment No. 5 to the Initial Statement and incorporated herein by reference and hereinafter designated as Exhibit D).

         (E) Power of Attorney, dated July 30, 1992, granted by Mr. Purnendu Chatterjee in favor of Mr. W. James Peet, (filed as Exhibit B to Amendment No. 5 to the Initial Statement and incorporated herein by reference and hereinafter designated as Exhibit E).

         (F) Letter, dated September 17, 1992, from Mr. Purnendu Chatterjee and Mr. Meyer (filed as Exhibit A to Amendment No. 6 to the Initial Statement and incorporated herein by reference and hereinafter designated as Exhibit F).

         (G) Agreement dated November 11, 1992 by and among Tektronix, Inc., Mr. George Soros, Mr. Purnendu Chatterjee and Quantum Fund N.V. (filed as Exhibit G to Amendment No. 7 to the Initial Statement and incorporated herein by reference and hereinafter designated as Exhibit G).

         (H) Joint Filing Agreement, dated as of April 15, 1994, by and among Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH Management, Inc., Mr. George Soros and Mr. Chatterjee.

         (I) Power of Attorney (and related resolutions), dated April 7, 1994, granted by Quantum Industrial Partners LDC in favor of George Soros, Gary Gladstein and Sean Warren.

                                   SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  April 15, 1994           QUANTUM INDUSTRIAL PARTNERS LDC


                                By:  \s\ Sean C. Warren
                                     -----------------------------------------
                                     Sean C. Warren
                                     Attorney-in-Fact


                                QIH MANAGEMENT INVESTOR, L.P.

                                By:  QIH Management, Inc.
                                     General Partner


                                     By:  \s\ Sean C. Warren
                                         ------------------------------------
                                          Sean C. Warren
                                          Vice President


                                QIH MANAGEMENT, INC.


                                By:  \s\ Sean C. Warren
                                     ----------------------------------------
                                     Sean C. Warren
                                     Vice President


                                GEORGE SOROS


                                By:  \s\ Sean C. Warren
                                     ----------------------------------------
                                     Sean C. Warren
                                     Attorney-in-Fact



                                \s\ Purnendu Chatterjee
                                    -----------------------------------------
                                    PURNENDU CHATTERJEE

                                   SIGNATURES
                                    (cont'd)


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  April 15, 1994              QUANTUM FUND N.V.


                                    By:  \s\ Sean C. Warren
                                         -----------------------------------
                                         Sean C. Warren
                                         Attorney-in-Fact

                                    ANNEX A

           DIRECTORS AND OFFICERS OF QUANTUM INDUSTRIAL PARTNERS LDC


     Name/Title/Citizenship                      Principal Occupation                         Business Address
     ----------------------                      --------------------                         ----------------
       Curacao Corporation                          Managing Director of                        Kaya Flamboyan 9
       Company N.V.                                 corporations                                Curacao,
         Managing Director                                                                      Netherlands Antilles
         (Netherlands Antilles)




             ADVISORY COMMITTEE OF QUANTUM INDUSTRIAL PARTNERS LDC

       Kenneth G. Langone                           Managing Director of                        375 Park Avenue
         Advisor                                    Invemed Associates, Inc.                    New York, New York 10152
         (United States)                                                                        U.S.A.

       Paul Soros                                   Engineer                                    485 Fifth Avenue
         Advisor                                                                                New York, New York 10017
         (United States)                                                                        U.S.A.

           DIRECTORS AND OFFICERS OF QUANTUM INDUSTRIAL HOLDINGS LIMITED

     Name/Title/Citizenship                      Principal Occupation                         Business Address
     ----------------------                      --------------------                         ----------------
             Curacao Corporation                          Managing Director of                        Kaya Flamboyan 9
             Company N.V.                                 corporations                                Curacao,
               Managing Director                                                                      Netherlands Antilles
               (Netherlands Antilles)

             Alberto Foglia                               Principal of Banca del Ceresio              Via Pretorio 13
               Member of Board of                                                                     6901 Lugano
               Advisors                                                                               Switzerland
               (Switzerland)

             Richard Katz                                 Investment Banker                           Villa La Sirena
               Chairman of Board of                                                                   Vico dell'Olivetta 12
               Advisors                                                                               18097 Mortola Inferiore
               (United Kingdom)                                                                       Ventimiglia
                                                                                                      Italy

             Kenneth G. Langone                           Managing Director of                        375 Park Avenue
               Member of Board of                           Invemed Associates, Inc.                  New York, New York 10152
               Advisors                                                                               U.S.A.
               (United States)

             Beat Notz                                    Principal of Notz, Stucki & Cie             98, rue de Saint-Jean
               Member of Board of                                                                     1211 Geneva
               Advisors                                                                               Switzerland
               (France)

             Edgar D. de Picciotto                        Chief Executive Office of                   96-98, rue du Rhone
               Member of Board of                           CBI-TDB                                   1211 Geneva
               Advisors                                   Union Bancaire Privee                       Switzerland
               (Switzerland)


During the past five years, none of the persons named above has been: (a) convicted in a criminal proceeding; or (b) a party to any civil proceeding as a result of which any of such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                    ANNEX B

                 DIRECTORS AND OFFICERS OF QIH MANAGEMENT, INC.


Name/Title/Citizenship                        Principal Occupation                         Business Address
- ----------------------                        --------------------                         ----------------
             Gary Gladstein                               Managing Director of Soros Fund             888 Seventh Avenue
               Director,                                  Management                                  New York, New York
               President                                                                              U.S.A.
               (United States)

             Sean Warren                                  Managing Director of Soros                  888 Seventh Avenue
               Director,                                  Fund Management                             New York, New York
               Vice President, Secretary                                                              U.S.A.
               (United States)

             Peter Streinger                              Chief Accountant of Soros Fund              888 Seventh Avenue
               Treasurer                                  Management                                  New York, New York
               (United States)                                                                        U.S.A.




During the past five years, none of the persons named above has been: (a) convicted in a criminal proceeding; or (b) a party to any civil proceeding as a result of which any of such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                    ANNEX C


         The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                             Scott K. H. Bessent
                             Walter Burlock
                             Stanley Druckenmiller
                             Arminio Fraga
                             Gary Gladstein
                             Robert A. Johnson
                             Donald H. Krueger
                             Elizabeth Larson
                             Gerard Manolovici
                             Gabriel S. Nechamkin
                             Steven Okin
                             Dale Precoda
                             Robert M. Raiff
                             Lief D. Rosenblatt
                             Mark D. Sonnino
                             Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been
(i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any of such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                               INDEX OF EXHIBITS


EXHIBIT                                                                                                                     PAGE
- -------                                                                                                                     ----
  H            Joint Filing Agreement dated as of April 15, 1994, by and among Quantum Industrial Partners LDC,
               QIH Management Investor, L.P., QIH Management, Inc., Mr. George Soros and Mr. Purdendu Chatterjee             20

  I            Power of Attorney (and related resolutions), dated April 7, 1994, granted by Quantum Industrial
               Partners LDC in favor of George Soros, Gary Gladstein and Sean Warren                                         21